

Michael Knox · 3rd

CEO at LawCloud

Charleston, South Carolina Metropolitan Area · 500+ connections ·

Contact info

CrowdLustro

The University of Chicago Booth School of Business

Experience

Founding Investor
CrowdLustro · Freelance
Oct 2020 – Present · 5 mos
Charleston, South Carolina Metropolitan Area

Founding Investor of CrowdLustro, an online aggregator for equity and debt crowdfunding deals from all crowdfunding portals. CrowdLustro is designed to assist users with researching Title III Crowdfunding deals without having to visit each individual platform. It is also a diligence platform that lets the crowd participate in writing research reports on equity crowdfunding deals. It is positioned as the Kayak of a rapidly growing and exciting capital raising industry.

LawCloud
4 yrs

CEO
Jan 2018 – Present · 3 yrs 2 mos
Greater New York City Area

CEO of a legal technology company which is currently the industry leader in the crowdfunding legal disclosure space with significant new product launches to serve startup and small businesses. iDisclose aims to use technology to bring legal costs down for financing and other legal documents with our proprietary interactive technology.

Partner
Mar 2017 – Jan 2018 · 11 mos
Greater New York City Area

Partner brought on to help scale a legal technology company. iDisclose assists entrepreneurs and small and startup businesses with legal documents related to accessing capital and other resources they need in order to grow and prosper. We help with simplifying the document preparation and regulatory filing process.

Managing Partner
Gold Ridge Asset Management LLC
Jun 2005 – Present · 15 yrs 9 mos
Charleston, South Carolina Area

Small Private Equity firm providing funding to companies with valuations typically less then $5 million.



Gold Ridge Asset Management LLC

SIB Lighting
1 yr 10 mos

Managing Partner
Mar 2017 – Nov 2017 · 9 mos
Charleston, South Carolina Area

CEO
Feb 2016 – Mar 2017 · 1 yr 2 mos
Charleston, South Carolina Area

Oversee all operations of a growing commercial LED lighting consulting company. Responsible for positioning the company for rapid growth, including implementing operational procedures, oversight of sales and marketing strategies and hiring additional staff.

Managing Partner
SIB Fixed Cost Reduction LLC
May 2014 – May 2015 · 1 yr 1 mo
Charleston, South Carolina Area

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Education

The University of Chicago Booth School of Business
MBA, Finance
1991 – 1994

Ohio Wesleyan University
BA, Economics/Management
1984 – 1988
Activities and Societies: Sigma Phi Epsilon

West Morris
1980 – 1984

Licenses & certifications

Chartered Financial Analyst

Skills & endorsements

Valuation · 22

Endorsed by **Michael Nall and 1 other who is highly skilled at this**

Endorsed by **4 of Michael's colleagues at Xtract Research**

Equities · 15

Endorsed by **Stu Novick, CFA, who is highly skilled at this**

Endorsed by **2 of Michael's colleagues at Xtract Research**

Finance · 14

Endorsed by **4 of Michael's colleagues at Xtract Research**

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Interests

Fulcrum Capital Partners Inc.
2,547 followers

Benchmark International Companies for Sa
2,263 members

Xtract Research
624 followers

SIB Fixed Cost Reduction
1,167 followers

Southeast Venture Community
582 members

The University of Chicago Booth School of
128,123 followers

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